GLOBAL BLUE COMPLETES STRATEGIC EQUITY INVESTMENT AND ENTRY INTO NEW CREDIT AGREEMENT Signy, Switzerland, 29 November 2023 Global Blue Group Holding AG (NYSE: GB and GB.WS), the leading strategic technology and payments partner powering retailers’ improved performance and enhancing shoppers’ experience, is pleased to announce the completion of the strategic equity investment with Tencent, a world leading internet and technology company, and the signing of a new credit agreement which is anticipated to close in early December. Completion of Strategic Equity Investment Further to the share purchase and investment agreement dated November 16, 2023, on November 28, 2023, Global Blue completed the sale to Tencent of approximately 9.1 million newly issued common shares for a total consideration of $50 million. Global Blue intends to use the proceeds of the sale to reduce its debt balance, in pursuit of its long-term target of net leverage of less than 2.5x Net Debt / Adjusted EBITDA. In addition, on November 28, 2023, affiliates of Silver Lake and Partners Group and certain members of the board and management completed the previously announced sale to Tencent of approximately 9.1 million common shares for a total consideration of $50 million. New Credit Agreement On November 24, 2023, to further strengthen its balance sheet, Global Blue entered into a new credit agreement consisting of a senior secured term loan (“term loan”) of €610.0 million and a senior secured revolving credit facility (“RCF”) of €97.5 million. The term loan bears interest at a rate of EURIBOR and an applicable margin of up to 5.00% and will mature in December 2030. The RCF bears interest at a rate of EURIBOR and an applicable margin of up to 4.50% and will mature in June 2030. INVESTOR RELATIONS CONTACTS Frances Gibbons - Head of Investor Relations Mob: +44 (0)7815 034 212 Mail: fgibbons@globalblue.com 2 ABOUT GLOBAL BLUE Global Blue pioneered the concept of Tax Free Shopping 40 years ago. Through continuous innovation, we have become the leading strategic technology and payments partner, empowering retailers to improve their performance and shoppers to enhance their experience. Global Blue offers innovative solutions in three different fields: •Tax Free Shopping: Helping retailers at over 300,000 points of sale to efficiently manage 35 million Tax Free Shopping transactions a year, thanks to its fully integrated in-house technology platform. Meanwhile, its industry-leading digital Tax Free shopper solutions create a better, more seamless customer experience •Payments services: Providing a full suite of foreign exchange and Payments technology solutions that allow acquirers, hotels and retailers to offer value-added services and improve the customer experience during 31 million payment transactions a year at 130,000 points of interaction •Complementary RetailTech: Offering new technology solutions to retailers, including digital receipts and eCommerce returns, that can be easily integrated with their core systems and allow them to optimize and digitalize their processes throughout the omni-channel customer journey, both in-store and online In addition, Global Blue’s data and advisory services offer a strategic advisory to help retailers identify opportunities for growth, while its shopper experience and engagement solutions provide data-driven solutions to increase footfall, convert footfall to revenue and enhance performance. Pre-pandemic figures FY 19/20. ABOUT TENCENT Tencent uses technology to enrich the lives of Internet users. Tencent’s communication and social services, Weixin and QQ, connect users with each other and with digital content and services, both online and offline, making their lives more convenient. Tencent’s targeted advertising service helps advertisers reach out to hundreds of millions of consumers in China. Tencent’s FinTech and business services support Tencent’s partners’ business growth and assist their digital upgrade. Tencent invests heavily in talent and technological innovation, actively promoting the development of the Internet industry. Tencent was founded in Shenzhen, China, in 1998. Shares of Tencent (00700.HK) are listed on the Main Board of the Stock Exchange of Hong Kong. Source: Global Blue FORWARD-LOOKING STATEMENTS Some of the statements in this press release constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to Global Blue’s operations and business environment, all of which are difficult to predict and many of which are beyond Global Blue’s control. Forward-looking statements include information concerning Global Blue’s possible or assumed future results of operations, including descriptions of Global Blue’s business strategy and target financial results, as well as the expected closing of the refinancing transaction. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are those described in Global Blue’s Annual Report on Form 20-F for the fiscal year ended March 31, 2023 and those described from time to time in Global Blue’s other reports to be filed with the Securities and Exchange Commission. These risks could cause actual results to differ materially from those implied by forward-looking statements in this press release. Global Blue may not be able to complete the proposed transaction on the contemplated terms or other acceptable terms or at all because of a number of factors, including the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement governing the proposed transaction. You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. New risks and uncertainties come up from time to time, and it is impossible for Global Blue to predict these events or how they may affect Global Blue. Global Blue does not undertake any obligation to update or revise any forward-looking statements after the date of this press release, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks and uncertainties, you should keep in mind that any event described in a forward- looking statement made in this press release or elsewhere might not occur.